Hey, thank you for coming here.

As the co-owner/operators of **Cake Shop, The Library Bar, alt.coffee and Bruar Falls** in New York City, it means a lot to us that you liked our gathering places.

But things have changed over the years and we don't get to see you all as much. Now we want to embrace the spirit of these venues as we build a new company and carry on the legacy.



**We are excited to use this Mainvest campaign to re-imagine alt.coffee and combine it with Cake Shop to open a new cafe/venue/screen printing store to provide another fantastic neighborhood gathering place, have amazing performances and produce our own curated line of T-shirts and apparel.  We hope to create a long running, passionate, weirdo business...just like the other spots.**

**What's the Plan?**

We will create a ground-up New York corporation that is scalable, fluid and lean which will take advantage of my 25 years experience operating long-running businesses that make people happy.


CAKESHOP
152 LUDLOW STREET NYC
LIBRARY BAR
alt.coffee
CAKE SHOP
NYC
ONE PLEASE.
YES SIR!
NO!
BALLOONS FOR SALE
LIBRARY BAR
alt.coffee
139 Avenue A.
N.Y.C.

*The 5 Original T-Shirt designs silk-screened in very limited runs & the matchbook logo*

**Phase One: re-imagine alt.coffee and meld it with Cake Shop in downtown NYC as a hangout/cafe/retail store/music venue and screen printing facility.**

- But it will be much more than just a coffee shop...the idea is to put the screen printing studio in the back and use the front as a full service cafe and hangout space selling our new lines of shirts, as well as a performance space featuring sets by local and touring bands, comedians and authors. We also could have Pinball Machines.

In 2021, many people and small businesses are at a crossroads. We want to help bring smiles to people's faces as they remember good times at our previous neighborhood coffee shops and venues.

**Phase Two:  Create a Screen Printing Business and Clothing Line**

We want to create a complete screen printing business to release our own line of T-shirts and apparel that will continue the spirit and creative-energy of Cake Shop, The Library Bar and alt.coffee.  Two important components of our new business model will be:

- Creating jobs and business mentoring for young adults 18 to 23 years old.
- Inspiring people to pick up and learn instruments as well as other creative processes such as artwork for t-shirts and stand up comedy .

**Phase Three:  eCommerce Website and Music Discovery Platform.**

We plan to set up an eCommerce website to sell limited edition "Artist Lines:" new apparel designs which will be made in collaboration with artists we have always wanted to work with.  We would like the shirts, totes and hoodies sold on the website to be screen printed and delivered by young adults when possible, as well as shipping the designs to our fans all over the world.  Another life long project of mine is that this website also contains a "Music Discovery" portal and online curated "Jukebox."

- Discovering New Music from any era is a huge passion of mine.  And one of our favorite things to do is turn other people on to talented artists.  With the Discovery Portal we just want to be able to curate playlist and talk about bands, comedians, authors and artists we think you should know.  And--just as important--we want to tell you how to buy their music/merch and see them perform live (when the world is safe for it).

**If you help us spread the word about this campaign through your own social media, you will be a part of something really special and we can intelligently implement all three phases at once.**

We will be setting up a nimble 21st century company that encourages people to be inspired by a more simple time when people were more tactile and social interactions were more analog.

Therefore, the more backers we get, the more jobs we create, the more artists we help, and the more phases we can get rolling.

**What is Silk Screening/Screen Printing?**

When I say "Silk Screening," I mean the anyone-can-do-it-hand-pressed-sometimes-janky technique to put ANY image you want on a T-Shirt.  Apparently, they don't use actual Silk anymore, so the technical term is "screen printing."  But we also will do other manual printing production such as badges/pins, posters and postcards.



**What is Team Bodor, LLC.?**

alt.coffee was one of five brick and mortar spaces co-created and operated by what I call: "Team Bodor."  It's the name I use to refer to my participation in the development, formation, design, construction, management, staffing, financials, and day to day operations of Cake Shop, The Library Bar and alt.coffee in the Lower East Side of Manhattan.  It also included Bruar Falls, our short lived but amazing music venue in Brooklyn and our kids hair salon Locks n' Lads on East 7th Street.

I am Nick Bodor, and with the help of my wife Judy Bodor (nee Murchison) and brother Andy, we collaborated with partners at various levels to own and operate these very special gathering places.  Now we are hoping to bring in our son Angus in for a new perspective and youthful energy.

**Inspiring the next generation: Young Adult Employment**

These are weird, unknown and unpredictable times.  The current issues facing New York City, the U.S. and the Globe have made it very tough for teenagers to figure out what they want to do next after high school.  There are many confused young adults who are in need of work and some direction in this strange new reality.

**Why jobs for young people?**

**Our plan is to provide stable jobs, guidance and direction to 18-23 year olds who might be lost in this "new reality" and uncertain what they want to do after high school.**

Maybe they are in a band that can no longer make money touring since all the venues are closed, or maybe they hoped to go to college but can't make it happen in these difficult times, or it could be that they don't have the confidence to strike out on their own and start a business they love.

**The concept is to set up a company where young adults:**

- **Learn skills in coffee, baking and music industries.**
- **Learn screen printing techniques and production.**
- **Experience a safe performance space as well as work out material and live sets for bands & comics.**
- **Teach responsible business practices and financial skills to take with them to anywhere they want to live.**

These will be real jobs with paychecks that are compliant with state and federal labor laws (not volunteers or interns to be exploited).   They can immerse themselves in the job, see the rewards of hands-on hard work and feel good about what they are doing.

And we are also willing to give them the skills, knowledge and business experience to set up and run their own small company.  Learning a trade like screen printing or hand made sign production can be a profitable and a low risk business for a young hard-working future entrepreneur.

 judymurch



*Kid businessman selling chocolate at Cake Shop Comedy show with our amazing trifecta of hosts Kate Berlant, John Early and Jacqueline Novak around 2014. These amazing and talented 3 comics hosted EVERY TUESDAY night for close to a decade and killed it every week with the most amazing curation of talent*

**Why jobs for young people?**
**Our plan is to provide stable jobs, guidance and direction to 18-23 year olds who might be lost in this "new reality" and uncertain what they want to do after high school.**

Maybe they are in a band that can no longer make money touring since all the venues are closed, or maybe they hoped to go to college but can't make it happen in these difficult times, or it could be that they don't have the confidence to strike out on their own and start a business they love.

**The concept is to set up a company where young adults:**

- **Learn skills in coffee, baking and music industries.**
- **Learn screen printing techniques and production.**
- **Experience a safe performance space as well as work out material and live sets for bands & comics.**
- **Teach responsible business practices and financial skills to take with them to anywhere they want to live.**

These will be real jobs with paychecks that are compliant with state and federal labor laws (not volunteers or interns to be exploited). They can immerse themselves in the job, see the rewards of hands-on hard work and feel good about what they are doing.

And we are also willing to give them the skills, knowledge and business experience to set up and run their own small company. Learning a trade like screen printing or hand made sign production can be a profitable and a low risk business for a young hard-working future entrepreneur.

Starting with Cake Shop, all we ever wanted to do was provide a nurturing safe space for the bands/comics/authors and other performers we thought were good: and we felt the world should experience them live in our little venue with the low stage and slanted floor.  It was not easy and we had a lot of help from the local community as well as musicians, artists, customers, staff, friends and family.

**And That Reminds Me...**

Team Bodor would also like to recognize all the love and dedication from our amazing workers and partners over the last 25 years at all of our businesses including  Bruar Falls and Locks n' Lads (which was our rad ahead-of-its-time kids hair salon and clothing boutique that brought organic hair coloring to bartenders and baristas in NYC before the Great Recession of '08).

The people on our team truly cared for each place and that meant a great deal to us. Many beautiful men, women and gender fluid people often went above and beyond their job description to make these small businesses viable--and we will always appreciate what you did.  You will always be family...even if you are not a "Bodor" by birth/marriage...you will always be part of Team Bodor.  And I am sorry if I was ever cranky or "difficult" from time to time.



*Andy and Liam Last Show at Cake Shop New Years Eve 2016 (photo by walter wlodarczyk @wlodarczyk)*

**Our New Reality in NYC**

The post Covid-19 landscape and social factors going on make it difficult to do the things we love, which for me is: meeting up with friends and strangers in a comfortable setting with an amazing person behind the counter, great music playing and the possibility of a random life changing experience.

With Mainvests help, we wish to build a new company from the ground up which fully understands all the city, state and federal guidelines and regulations as well as knows how to operate long running business in our beloved Lower East Side since 1995.

**Now we are all ready for Change and to Grow from it**

**2021 is the time to open a new alt.coffee as a downtown multigenerational hang out/cafe/retail store/music venue/screen printing facility/pinball parlor**

- Coffee shop serving high quality locally roasted products.
- Complete screen printing shop where people can come in and hang out and see what the youngsters are doing back there.
- Full retail store featuring collabs with artists and friends to make limited runs and exclusive apparel lines only available in the shop.
- Performance space to showcase local and touring bands, comics and authors (when the time is safe to make this happen).
- Pinball. We have always loved Pinball and had several machines towards the end of the original alt.coffee.
- Art installations such as evoking our notorious bathroom "sculpture" from alt.coffee.



alamy stock photo
ARADBA
www.alamy.com


And if we have room, we will bring back fish tanks made from old computer monitors. And maybe have some original 90s iMac G3s in the "Bondi Blue" color to check your email.



CAKE SHOP
NYC
BALLOONS FOR SALE
ONE PLEASE.
YES SIR!
FLY
WHOOSH
NO!
BALLOONS FOR SALE

*"Artist Series #1" T-shirt in collaboration with Bjenny Montero . The first in our new line of designs done in collaboration with artists we love. There were 200 printed in the original run and sold in-store right before we closed. So we will make another 800 Exclusively for the new space and then we will begin printing "Artists Series #2" as it's first design once we are up and running with the screen printing shop*

**Sustainability/responsible business practices strategy:** On the environmental/sustainability tip; we hope to source great quality shirts from companies that do not waste resources on unnecessary hanging labels and we will choose suppliers carefully, as well as thinking about shipping alternatives… young adults on bikes?...no emissions.

We want to jump-start the new alt.cafe hangout and help be a part of a really special socially responsible gathering environment that will be designed from the ground up for post-covid world.

You are all the best,

Thank you for your support over the years and we are looking forward to doing it again. Take care of yourselves and each other,

Nick, Judy and Angus Bodor

**Here is the origin story if you want more to read:**

**I was fortunate. I randomly collided with smart hardworking small business entrepreneurs early in my life.**

When I was 14 years old, my buddy Hal got me a job as a dishwasher in our local biker bar: "The Georgetown Saloon." Unknown to me at first, the owners had a huge affect on me and what I would become in life. They never had a manager...they just worked hard and ran it themselves. This was my first of many interactions with

"owner/operators."   They worked hard, had fun, made a good living, and were on premises running their business for 40 years!

The camaraderie and compassion that the owners, coworkers and regulars gave to us scared-awkward-nerdy-alternative-kids was life forming.  Not to mention we made some money.

Me and my pals were some of the few kids in our high school who made our own cash and it felt great!  We could go to our local rock club The Anthrax to drink some Jolt Cola and see touring bands like Bad Brains and 7 Seconds...or head into the city to see a touring band at The Ritz, The Cooler or CBGB.


LIVE AT:
ANTHRAX
COMING
fri.12 undead+full fathom 5+mallethead
sat.13 rawdeal+inside out+glee club
fri.19 accused+sonick plague+brotherhoo
sat.20 all+glee club+big mistake
fri.26 absolution+heads up+radicts
sat.27 we be closed!!!
fri.2 day glo abortions+magnificents
sat.3 scream+bold+supertouch
fri.9(ska)ny citizens+6ft under
sat.10 snfu+aware+broken smile
fri.16 swiz+american standard+blue bal
sat.17 uniform choice+76% uncertain
ri.23 token entry+in your face+no for a
answ
sat.24 cro mags+lost gen+destruction
fri.30 das damen+more fiendz
sat.1 toxic reasons
fri.7 wind of change+insted+upfront
sat.15 blast
coming soon;social distortion y.o.t.
bad religion dickies naked raygun
ors open 9:30pm
25 Perry Ave. NORWALK, CT. USA
no alcohol club
*Flier from Anthrax Club...check out the great book "Everybody's Scene" by Chris Daily*

**After high school, the same friend Hal (who also got me my first job at The Saloon) was studying to be an Illustrator and he started hand silk-screening his own T-shirts.** He would draw up the original designs, hand make a couple hundred shirts, and sell them at his college upstate and I would sell some of his designs at my school a few hundred miles away.

**Then another small business entrepreneur gave me a chance, and just in time...**

I moved to NYC with a $1000 in my pocket to rent an apartment and live. I had NO IDEA what I was going to do for work and I started to run out of money. I had ZERO coffee experience but I convinced the owner of an independent coffee shop called Bean Bar to give me a job and "bring me under his wing" to teach me everything about the cafe business.

.**And that led to the THIRD mentoring owner/operator to come into my life.**

That led to us opening alt.coffee a year later and me meeting a new business partner who would "take me under his wing" and teach me every aspect of the bar business. In 1998 we partnered up to open The Library Bar at 7 Avenue A just down the street from alt.coffee. It was truly my baby, and my business partner trusted me to do my thing with the decorating, staffing and--most importantly--gave me my dream Jukebox to curate and load with picks from my personal CD collection.

Seven years later, it was my turn to bring some smart creative people "under my wing." I partnered up with my brother and our first employee from alt.coffee, to open our dream of a Music Venue/Bar/Cafe/Record Store at 152 Ludlow Street and we called it "Cake Shop" after the obscure Swell Maps song.



*Our fun window display for the weird metal storefront that came with the building...we had to build every single thing inside...it came "white boxed" with no bathroom, HVAC, electricity etc so we really did build Cake Shop from the ground up*

**Business Backstory And Legacy Inspiring The New T-Shirt Brand:**

**The First Passion Project**: **Coffee (alt.coffee, 1995 to 2008)** *"Coffee, Computers & Comfy Chairs"*

Just to be clear, we had no idea what we were doing 25 years ago when we took a storefront that had been vacant for decades and opened "alt.coffee:" a weirdo internet coffee shop on Avenue A across from Thompkins Square Park.



*Outside the strange looking alt.coffee storefront which had been an abandoned dentist office before we rented it 14 years later. We couldn't afford to change the store front and just painted our logo as big as we could fit between the two windows. (Angus put back in a smaller version with you not cut out)*

**The Second Passion Project**: **Booze (The Library Bar, 1998 to Present)** *"Booze, Books & B-Movies"*

By 1998,  I had the chance to design & run my dream bar:  The Library, Library Bar--or "The Library Bar" as I've always called it--at 7 Avenue A.  My bar mentor and business partner let me curate my perfect Jukebox as well as set up a big screen for the B-movies I grew up watching on Channel 11...like Shaw Brothers kung-fu and Hammer Films horror movies.

**The Third Passion Project: Combine it all and add a stage  (Cake Shop, 2005 to 2017) and (Bruar Falls, 2008 to 2011)**

After too many late nights as owner-operator of The Library Bar, my brother  and I re-united with our very first alt.coffee employee Greg to create another life's dream:  a music venue, cafe, bar, record store, Po-Mo Disco called "Cake Shop."

Then in 2008, came Bruar Falls in Williamsburg Brooklyn, a "sister bar" to Cake Shop. As with all our places, we had different partnerships and co-owners, but I loved that bar and was so proud of finding the space, the aesthetic concept and interior design, as well as all the booking, staffing and day to day vibe that Team Bodor created.

So that is the origin story, and I feel now it is time for me to shift into a new industry and give back some of the knowledge and opportunities I gained from the small business community...plus avoid the mistakes that came up along the way.